ATS-N/UA: Part III: Manner of Operations

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.</u>, subscription, connectivity), the structure of the fees (<u>e.g.</u>, fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.</u>, types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.</u>, broker-dealers, institutional investors, retail) and range of fees (<u>e.g.</u>, high and low).	Kezar Trading charges a commission of $0.0000 to $0.005/share for executions in the LeveL ATS. Although commission rates can be impacted by a number of factors, including the subscriber's anticipated volume, anticipated make/take ratio and anticipated percentage of "internalization-only" transactions, rates are individually negotiated between Kezar Trading and the relevant subscriber. Kezar Trading charges a standard commission rate of $0.005/share for transactions resulting from EFUT Conditional Orders. Kezar Trading does not charge different rates for executions resulting from orders utilizing Contra-party Permissioning functionality, including transactions resulting from Internalization-Only orders. Kezar Trading does not charge any other fees for use of the LeveL ATS (i.e., Kezar Trading only charges subscribers the commission rates identified above). However, subscribers may be responsible for any connectivity fees or other costs they incur in accessing the LeveL ATS (i.e., fees not charged by Kezar Trading). As discussed in Part III Item 19(c) below, certain subscribers that are in a bilateral or multilateral trading arrangement to execute against other subscribers in the LeveL ATS may pay a higher negotiated commission rate to Kezar Trading, who will rebate part of that higher rate to the other subscriber or subscribers. As noted above, Kezar Trading charges a commission of $0.0000 to $0.005/share for executions in the LeveL ATS. <u>Kezar Trading is assessed certain Consolidated Audit Trail (CAT) regulatory fees relating to trading on the LeveL ATS as an execution venue. In each transaction on the LeveL ATS, Kezar Trading (EBXL) is identified on transaction reports as the buyer and the selling LeveL ATS subscriber is reported as the seller. FINRA assesses CAT fees on both Kezar Trading, on behalf of the buying LeveL ATS subscriber, and on the selling LeveL ATS subscriber. Kezar Trading passes through to the buying LeveL ATS subscribers these CAT-related fees that Kezar Trading is assessed on behalf of those buying LeveL ATS subscribers.</u>
b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	None.
c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of	As discussed in Part III Item 19(a) above, at its discretion and upon written agreement with the relevant subscribers, Kezar Trading may pay rebates in specific, limited circumstances. If a subscriber has entered into a bilateral or multilateral arrangement to execute against other subscribers in the LeveL ATS, that subscriber may agree to pay a higher commission rate to Kezar Trading in exchange for Kezar Trading rebating the additional commission amount (the amount above the commission rate that the subscriber otherwise has agreed to pay to Kezar Trading) to the other subscriber or subscribers who are parties to such arrangements with that subscriber. These rebate arrangements are solely at the request of interested subscribers and are not solicited by Kezar Trading. The specific amount of any such rebates is also determined solely by the arrangement between the subscribers that are parties to the those arrangements and are not set by Kezar Trading. Rebates range from a low of zero to a high of $0.0027 per executed share. Aside from these arrangements, Kezar Trading does not pay rebates relating to any other order flow sent to the LeveL ATS.

Subscribers, and range of rebate or discount.